UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                 Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No       X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Regarding the Submission of Business Improvement Plans by Bank of Tokyo-Mitsubishi UFJ

Tokyo, July 5, 2007—The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”), a subsidiary of Mitsubishi UFJ Financial Group, Inc. (“MUFG”), today submitted to Japan’s Financial Services Agency (“FSA”) business improvement plans in response to the business improvement orders dated June 11, 2007 regarding its overseas business and its domestic investment trust sales and related business.

For details, please refer to the attached press release from BTMU entitled “Regarding the Submission of Business Improvement Plans.”

We take the orders against BTMU with the deepest concern, and we would like to apologize with the utmost sincerity to all stakeholders for the inconvenience and concern that we may have caused.

MUFG is working to steadily enhance business practices through comprehensively strengthening the management control framework across all MUFG companies. We will make every effort to restore trust in MUFG through establishing sound and appropriate business management, internal controls, and compliance systems.

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Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

Press Release

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Regarding the Submission of Business Improvement Plans

Tokyo July 5, 2007—Today, The Bank of Tokyo-Mitsubishi UFJ, Ltd. (“BTMU”) submitted to the Financial Services Agency (“FSA”) business improvement plans in response to the business improvement orders dated June 11, 2007 (FSA No. 1213 and 1214) regarding its overseas business and its domestic investment trust sales and related business.

In regard to inappropriate conduct in our overseas business and improper handling in our domestic investment trust sales business, we would like to apologize to our customers and stakeholders for the serious inconvenience and concern that we may have caused.

By thoroughly implementing these business improvement plans, we are determined to comprehensively strengthen our management control framework, compliance systems, and internal control functions, as appropriate to a bank with an extensive domestic and overseas business network. We will further strive to constantly review, improve and strengthen them going forward.

The following is an outline of the respective business improvement plans and disciplinary actions related to these matters.

I. Business improvement plan with respect to overseas business

1.	Actions to date

With our serious concerns regarding non-compliance with local regulations and employee misconduct at our overseas offices, we have recently appointed a Chief Compliance Officer (“CCO”), who is a BTMU director dedicated to compliance responsibility, and established regional compliance divisions in the Americas, Europe, China and Asia, respectively, charged with responsibility to meet specific local legal and regulatory requirements. In addition, to enhance a check-and-balance function by the head office, we have separated the Global Compliance Division in Tokyo from the Global Business Unit. That Division now reports directly to the CCO. We have enhanced our compliance system by not only increasing the compliance staffing to 213 globally within the Unit, but also creating a new position called Compliance Managers*1. The Compliance Managers visit and provide guidance to each of our overseas offices. We have also appointed local compliance officers*2.

*1:	The Compliance Managers are assigned to the regional compliance divisions and include both expatriates and local hires.
*2:	The local compliance officers belong to the overseas offices and are all local hires.

We have strengthened the independence and professionalism of the local compliance officers to secure a proper check-and-balance function against business execution lines. At the same time, in the first half of fiscal 2007, all executives and employees at the overseas offices, regardless of their status, have been provided comprehensive training to raise compliance awareness.

In the areas of anti-money laundering, the U.S. offices have strengthened their compliance system by, among other things, introducing new Know-Your-Customer procedures and the other offices will adopt similar measures to strengthen their compliance systems as well.

At our head office we have enhanced monitoring over the overseas offices through appointing Compliance Managers, as described above. We have also established an independent reporting line for compliance related matters, separate from business reporting lines, between local offices and the head office and/or regional headquarters. All compliance matters at the overseas offices are being centrally handled and administered by the Global Compliance Division, which is responsible for analyzing systemic issues, implementing countermeasures, and disseminating preventive measures to all offices.

2.	Additional measures

In addition to the actions described above, in order to ensure the safety and soundness of our international business and prevent inappropriate incidents from occurring, we recognize that management must build a framework to analyze and evaluate compliance risks in each country and ensure the prompt and proper understanding of local laws and regulations in the changing regulatory and business environment. Based on this understanding we have decided to implement the following additional measures:

(1)	Strengthening adherence to local laws and regulations

In order to timely and appropriately gather and fully understand local laws and regulations and their changes and revisions, one or more persons is assigned to each legal and regulatory area at each overseas office. The information they compile is reported to and put together by the compliance officer of the office, and the information is in turn reported to the executive management. This process will be monitored by the head office through various measures including on-site visits.

(2)	Strengthening operational control function

In order to ensure that operations at each overseas office, mainly transaction processing operations, are carried out in accordance with local laws and regulations, we will revise the operational manuals at the offices in a timely and appropriate manner based on the latest information on local laws and regulations. This process will be monitored by the head office through various measures including on-site visits.

(3)	Introducing risk assessment of local operations and improvement of preventive measures

In order to establish business management practices that accord with the degree and characteristics of the risks inherent in the respective local operations, the head office will assess the compliance risks of each office including the anti-money laundering risk. The risk assessment will help us to establish a robust internal control framework by allocating resources efficiently and effectively and properly enhancing the relevant organization.

(4)	Stimulating compliance activities at local offices

In order to strengthen the ability of local offices in understanding issues and self-detecting and problem solving capabilities, the head office will provide specific guidance for the offices to create effective locally-produced compliance manuals, compliance programs (action plans), and checklists (self assessment of actions).

(5)	Strengthening global anti-money laundering practices

In order to globally raise our anti-money laundering standards with reference to the practices at our U.S. offices, the head office will establish standard Know-Your-Customer (KYC) procedures for the overseas offices and expand the unified approach to our non-U.S. offices.

(6)	Implementing effective internal auditing

The Audit Division will urge the Global Business Unit to respond swiftly to its improvement proposals by strengthening oversight and enhancing reporting to the Audit Committee and management. In addition, it will verify the effectiveness of various measures related to overseas operations implemented by the Global Business Unit and compliance-related departments. It will also enhance its audit program to more closely oversee the Global Business Unit.

(7)	Strengthening the overall supervisory functions of the holding company

From the perspective of maintaining and enhancing the Mitsubishi UFJ Financial Group, Inc. (“MUFG”) brand, and in order to improve the effectiveness and efficiency of the guidance and advice it provides for BTMU and the other MUFG companies, MUFG will review the risk assessment of the overseas offices done by BTMU and create a framework to apply the BTMU-developed risk assessment to the offices of the other MUFG companies in the same area. In addition, a compliance awareness survey will be conducted for directors and employees at relevant MUFG companies, including BTMU, to obtain data to assist us in formulating effective compliance measures.

II. Business improvement plan with respect to investment trust sales

1.	Actions to date

To date, led by management, BTMU has aimed to establish customer-interest-focused sales practices by appointing 244 Area Business Administrators at the retail business offices and 35 Compliance Managers to the corporate business offices in order to monitor the status of our sales practices and build compliance guidance and monitoring capability at the marketing offices as the first line of defense in compliance. At the same time we have strengthened the compliance system by, among other things, newly appointing a CCO and separating the Retail Compliance Division and the Corporate Compliance Division from the respective business execution lines.

With regard to the sales practices of investment trust products, we have introduced an Investment Trust Compliance Guide reflecting guidance by regulatory authorities, and have distributed it to all retail business offices. The new practices regarding the explanation of investment trusts to customers have been thoroughly communicated to all sales staff. In addition, a team at the head office specializing in responding to operational errors in the securities business has been formed and the Investment Trust Sales Contract Amendment Manual has been revised to establish a framework for responding to all operational errors.

Furthermore, from the perspective of protecting the best interests of customers, not only to establish robust investment trust sales practices, but also to comply with the Financial Instruments and Exchange Law that will be effective in the coming fall, relevant rules and procedures have been revised and training including role-playing for the sales staff has commenced.

2.	Additional measures

By steadily implementing the actions described above, we will comprehensively develop and strengthen our sales practices to comply with applicable laws and regulations, and continue to make them more effective. In addition, to further advance the best interests of customers in our organization, we will develop and strengthen business promotion practices for all domestic business. Recognizing the need to inculcate this mindset in all employees, we will implement the following additional measures.

(1)	Establishment of Customer Interest Protection Management Committee and implementation of bank-wide evaluation and improvement initiatives

In order to conduct appropriate business management based on the protection of the best interests of customers at a bank-wide level, we will establish the Customer Interest Protection Management Committee*3, which will consist of senior management including the President. We will also improve our business practices by formulating various policies* for achieving a customer interest-oriented focus and regularly checking their implementation and progress status. Matters discussed will be reported to the Internal Audit and Compliance Committee consisting of external experts, enabling verification to be also conducted from an external perspective.

*3:	The Customer Interest Protection Management Committee will hold discussions and formulate response measures with regard to customer explanation management practices, customer support management practices, customer information management (including protection of personal information) practices, and outsourcing management practices.

(2)	Creating “10 Promises to Customers” (provisional name)

In order to ensure customer-interest-oriented sales practices, the head office management and sales offices will cooperate to create specific principles pertaining to the protection of the best interests of customers based upon customer input. These principles will be circulated throughout the bank and published in the sales offices as well as on our website. We will consider mechanisms for ensuring that the thrust of the principles is well understood by our employees, such as by checking at branches whether promises made to customers are being kept.

(3)	Strengthening customer-interest-oriented explanation practices pertaining to investment trust sales

In order to further strengthen customer-interest-oriented explanation practices, we will develop practices whereby product sales are conducted in an easy-to-understand manner and are attuned to customer needs, by understanding, as appropriate, customers’ investment policies and their changes. We will further implement training from the perspective of reemphasizing a customer interest-oriented focus among employees, not only for investment trust sales but also for all domestic business.

(4)	Implementing business improvement initiatives based on the input of customers

Under the Customer Interest Protection Management Committee we will form the Customer Support Subcommittee to create specific business improvement plans that benefit from customer input, through gathering and analyzing a broad range of information, such as inquiries, requests and opinions from customers, and other means. We will publish the details of our initiatives, such as publishing the contents of these plans and progresses on our website.

(5)	Formulation and implementation of product and service checking program

In order to ensure and maintain customer-interest-oriented sales practices, we will establish a product and service checklist to address appropriate merchantability, solicitation, explanation, sales practices, management practices, and others. The relevant products and services under the checklist will be regularly reviewed.

(6)	Review of various regulations and manuals based on the perspective of ensuring customer interest-oriented sales practices

To protect the best interests of customers, we will review investment trust sales regulations and manuals, as well as regulations and manuals pertaining to products and services subject to the Financial Instruments and Exchange Law and sales and provision of other products and services.

(7)	Review of performance evaluation systems

We will work to establish balanced sales practices by reviewing performance evaluation systems with the aim of developing systems that place a combined emphasis on customer-interest-oriented sales practices and legal compliance practices.

(8)	Increase and permanent assignment in some cases of regional business administrators and compliance officers

In order to further strengthen our compliance system in the sales offices, we are increasing the number of regional business administrators in the retail business offices and assigning them permanently to some branches, aiming to strengthen check-and-balance, instruction, and support functions. Furthermore, in corporate business offices we are increasing the number of Compliance Managers. We will determine the specific details and assignments going forward, based in part on the introduction of the Financial Instruments and Exchange Law.

(9)	Establishment of customer hotline

We will establish within the Customer Satisfaction Planning Department a free-dial customer hotline exclusively for receiving complaints from customers, enabling customers to express their opinions directly to head office, and providing prompt and appropriate responses to these matters.

III. Disciplinary actions with regard to executives and employees

Disciplinary actions with regard to executives and employees will be clarified and dealt with as explained in the attached document.

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Appendix

Disciplinary Actions

As noted below, the monthly compensation of the following executives will be reduced as a measure to hold them accountable for their responsibilities in this matter.

Shigemitsu Miki, Chairman	—	30% cut for two months

Ryosuke Tamakoshi, Deputy Chairman	—	30% cut for two months

Nobuo Kuroyanagi, President	—	30% cut for two months

Seven other involved directors and executive officers	—	10% cut for two months

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